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Map data ©2020
Craft Beer
Debellation Brewing Co

Brewery

822 Longwood Dr
Richmond Hill, GA 31324
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INVESTMENT OPPORTUNITY
Debellation Brewing Co is seeking investment to open the only craft beer brewery based in the city of Richmond Hill, Georgia.
First LocationGenerating Revenue
Early Investor Bonus: The investment multiple is increased to 1.8× for the next $50,000 invested.
Profile
Pitch
Data
Discussion
Perks
The Team
David Goodell
CEO

Mr. Goodell has experience-based knowledge; he has always been a self-motivator and accomplished every goal he set out to pursue throughout his career. His professional interests focus on building a successful business through the production of high-quality craft beer, where he has over five years of hands-on experience. Mr. Goodell has won back to back 1st place awards in the annual Domras Cup Beer Homebrewers Beer Competition for 2019 and 2020.

Teresa Goodell
General Manager

General Manager of Debellation Brewing Co. She is a highly motivated individual who excels at whatever she does. She has been preparing and researching for this venture for the past few years. Her strategic planning and execution make her well suited to lead the Company.

Business Overview

"Like the Norse Vikings before us and in our family lineage, Debellation Brewing Co wants to leave its mark on the world with our beers. Discovering new styles and flavors of beer that people truly enjoy is what we strive to accomplish."

Debellation Brewing Co will be the only craft beer brewery based in the city of Richmond Hill, Georgia with no other brewery within a 20 minute drive. We are situated in full view of Interstate 95 off exit 90 where millions of cars drive by every month. Read more

This is a preview. It will become public when you start accepting investment.

Debellation Brewing Co. will be the only craft beer brewery based in the city of Richmon Hill, Georgia. The Company specializes in producing delicious new-styled Craft Beer. Debellation Brewing is offering a range of craft beers with twelve unique flavors that are in demand among consumers. The Company's management is extensively experienced with expert craft beer making knowledge, understanding consumer preferences and working with a particular goal to satisfy their customers by introducing innovative flavors in the Craft beer industry.

Like the Norse Vikings before us and in our family lineage, Debellation Brewing wants to leave its mark on the world with our beers. Discovering new styles and flavors of beer that people truly enjoy is what we strive to accomplish.

Why Debellation Brewing Co?

No local brewery in the city of Richmond Hill or anywhere within a 30-minute drive
Extremely experienced owners with proven experience of over five years. Their prior knowledge of restaurant ownership is also an asset when they bought a struggling 1100sf Irish Pub in 2016 with $220k in annual gross revenue and transformed it into a 4000 square feet Irish pub with roughly $1.4 million in annual gross revenue by 2019. This additional local business will also allow Debellation Brewing Co. to take benefit of their built-in customer base right from the start, an advantage over many other brewery start-ups.
The community of loyal customers is desperately waiting for the launch of Debellation Brewing
Debellation Brewing Co strongly believes in unique flavor combinations and aims to introduce unique products to exceed the expectations of beer consumers.
Prime Location with several hotels, motels and gas stations in the immediate vicinity.

Business Model: Debellation Brewing Co. will be operating as a wholesaler and retailer both. The Company's activities will involve the following:

Production: As a producer of top-notch craft beers, Debellation Brewing Co. will work with external suppliers to buy quality raw material to produce premium craft beers.
Distribution: The Company anticipates that 90% of its sales will occur through a retail location with sales of craft beer, growlers, canned beer and merchandise. The remaining 10% will be the distribution of kegs to retail locations. These numbers will undoubtedly change as the production brewery expands in the future.

In addition to that, Debellation Brewing Co. aims to generate strong demand through exceptional marketing strategies and through the introduction of unique products in the industry.

Phases:

Phase I: Debellation Brewing Company will initially start operations as a small microbrewery that will have a three-barrel brewhouse with an average of 500-700 barrels a year produced. It will sell beer flights to its guests, pints, growlers and growler fills, cans of beer to purchase for home consumption and merchandise for gifts or souvenirs.

Phase II: In the second phase, Debellation Brewing will expand into a 7-10 barrel brewhouse utilizing open space adjacent to it within 3-5 years.

This is a preview. It will become public when you start accepting investment.
Data Room
Investment Round Status

$50,000

TARGET

$120,000

MAXIMUM

This investment round closes on November 4, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Brewery Buildout and Startup Capital $47,000
Mainvest Compensation $3,000
Total $50,000
Summary of Terms

Legal Business Name DEBELLATION BREWING CO.

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.8×

Investment Multiple 1.6×

Business's Revenue Share 1.8%-4.3%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2027

Documents

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

Financial Forecasts

Debellation Brewing pitch Deck.pptx

layout.jpg

Debellation Business Plan.pdf

Financial Condition

No operating history-(in build-out phase)

"Like the Norse Vikings before us and in our family lineage, Debellation Brewing wants to leave its mark on the world with our beers. Discovering new styles and flavors of beer that people truly enjoy is what we strive to accomplish."

Debellation Brewing Co was incorporated in 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Historical milestones

Debellation Brewing Co has been incorporated since FEB 2019 and has since achieved the following milestones by head brewer David Goodell:

1st Place for best beer in the annual Domras Cup - Mint Chocolate Chip Stout

1st Place for best beer in the annual Domras Cup - Peanut Butter Stout

Other outstanding debt or equity

As of AUG 2020, Debellation Brewing Co has debt of approximately $75k from the brewing equipment purchase and roughly 25% of that debt has been paid to date. It is on a 3 year term with a little over 2 years to go. There is no other debt at this time. This debt is sourced primarily from eLease Funding and will be senior to any investment raised on Mainvest. In addition to the Debellation Brewing Co's outstanding debt and the debt raised on Mainvest, Debellation Brewing Co may require additional funds from alternate sources at a later date. We do not anticipate taking on additional debt until we are financially sound to expand our brewing operations. The current building at 4000sf has ample space to expand to 15BBL without a buildout. We would need only to add more vessels.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Debellation Brewing Co to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History

Debellation Brewing Co is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Reliance on Management

As a securities holder, you will not be able to participate in Debellation Brewing Co's management or vote on and/or influence any managerial decisions regarding Debellation Brewing Co. Furthermore, if the founders or other key personnel of Debellation Brewing Co were to leave Debellation Brewing Co or become unable to work, Debellation Brewing Co (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Debellation Brewing Co and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Debellation Brewing Co is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Debellation Brewing Co might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Debellation Brewing Co is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Debellation Brewing Co nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Debellation Brewing Co will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Debellation Brewing Co is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Debellation Brewing Co will carry some insurance, Debellation Brewing Co may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Debellation Brewing Co could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If Debellation Brewing Co needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Debellation Brewing Co or management), which is responsible for monitoring Debellation Brewing Co's compliance with the law. Debellation Brewing Co will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Debellation Brewing Co is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Debellation Brewing Co fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Debellation Brewing Co, and the revenue of Debellation Brewing Co can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Debellation Brewing Co to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Debellation Brewing Co. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
This is a preview. It will become public when you start accepting investment.
Investor Perks

Debellation Brewing Co is offering perks to early investors. You will earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Early investment perks

All levels of investment get invited to the private pre-grand-opening event before the public gets to experience Richmond Hill's only brewery. Of course you're also going to be at the main event too. Only those on the guest list may attend the grand opening unless space is available. Perks start at $250 and get better with each level up. The perks stop once we receive our goal so the sooner we reach it, the more exclusive your membership will be. To see the perks, visit our website! https://www.debellationbrewing.com/join

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REMAINING
$250
INVESTMENT TO QUALIFY
Invest $250
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